                                                         Filed by CIMA LABS INC.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                 Subject Company: aaiPharma Inc.
                                                     Commission File No. 0-21185


This filing relates to the merger transaction between CIMA LABS INC., a Delaware corporation ("Cima"), aaiPharma Inc., a Delaware corporation ("aaiPharma"), Scarlet Holding Corporation, a Delaware corporation ("Holding Company"), Scarlet MergerCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holding Company ("S MergerCo"), and Crimson MergerCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holding Company ("C MergerCo"), pursuant to an Agreement and Plan of Merger, dated as of August 5, 2003 (the "Merger Agreement"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Cima on August 6, 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

      In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma and Cima are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Cima, aaiPharma and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. In addition, investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma's website at www.aaiPharma.com and may access copies of the documents filed with the SEC by Cima on Cima's website at www.cimalabs.com.

      aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma's stockholders in connection with the proposed merger is set forth in aaiPharma's proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima's stockholders in connection with the proposed transaction is set forth in Cima's proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003.

      Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

FORWARD-LOOKING STATEMENTS

     The materials attached below may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about future financial and operating results and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

      Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company's ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or to the new company's ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies' products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues; new data or intellectual property disputes that may affect the companies' programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma's and Cima's businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

     Attached below is a letter to Cima employees from Steven B. Ratoff and two slide show presentations related to the merger.

                                EMPLOYEE LETTER
                                ---------------


                     # # # # # # # # # # # # # # # # # # #




Fellow employees:

I would like to take this opportunity to share with you my thoughts regarding CIMA's proposed merger with aaiPharma. Let me first say that CIMA's Board of Directors approved the transaction, believing the merger presents the best long-term opportunity for the Company and its constituents. However, it is the shareholders who will be the ultimate judge of the merits of this transaction by how they vote their shares. They will have that opportunity at a special shareholder meeting, which is expected to take place later this year.

By merging with aaiPharma, CIMA would take a significant step toward achieving its long-term objective of becoming a fully integrated specialty pharmaceutical company with the resources to develop, market and sell its own products. This would eliminate the need for CIMA to out-license certain functions and enable us to extract maximum value for our orally disintegrating tablet (ODT) technologies and proprietary products.

We believe the merger positions the employees of both aaiPharma and CIMA for an exciting future of growth and opportunity. The merger accelerates both companies' strategies of developing and commercializing proprietary pharmaceutical brands, capitalizing on proprietary drug delivery technologies and addressing high-growth therapeutic categories.

As an employee, I'm sure your first thought is, "What does this mean for me?"
As you can imagine, many details are yet to be resolved. Here are some things I can tell you:

     - This is a strategic merger, meaning that our businesses complement each other.

     - There is little overlap of product or assets, which should mean employees will experience minimal disruption.

     - The combined company, whose name will be determined with input from a joint CIMA/AAII employee initiative, will be headquartered in Wilmington, North Carolina.

     - The combined company will retain CIMA's Brooklyn Park and Eden Prairie, Minnesota facilities.

     - CIMA employees will gain greater opportunities with a company that is strong and great.

     - CIMA's employees will be able to work with a number of new compounds for ODT dosage creation.

This is an exciting time, one of great opportunity for CIMA.   This merger
delivers on our long-term strategy of developing into an integrated specialty Pharma company offering a bright future for CIMA.

Please contact me with your questions and concerns, and visit the merger website at www.acinews.com for more information.

Sincerely,

Steven B. Ratoff
Chairman and Interim CEO
CIMA LABS INC.

                            SLIDE SHOW PRESENTATION
                            -----------------------



                       # # # # # # # # # # # # # # # # #



                           aaiPHARMA AND CIMA ANNOUNCE
                           MERGER TO CREATE A LEADING
                            SCIENCE-BASED, SPECIALTY
                             PHARMACEUTICAL COMPANY

================================================================================

                                 AUGUST 5, 2003

FORWARD LOOKING STATEMENTS                                             [GRAPHIC]
================================================================================

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed merger of aaiPharma and CIMA. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

In any forward-looking statement in which aaiPharma or CIMA expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and CIMA to obtain the stockholder and regulatory approvals required for the merger; the new company's ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or to the new company's ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies' products; a deterioration in the business of aaiPharma and Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies' programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma's and CIMA's businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and CIMA do not undertake obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

[aaiPHARMA LOGO]                                                   [CIMA LOGO] 2

A NEW BEGINNING...                                                     [GRAPHIC]
================================================================================

-    Fully integrated science-based, specialty pharmaceutical company

-    Established, diversified and growing base of proprietary brands

-    17 proprietary products in the pipeline

-    Dedicated science-base of 1,000+ scientists and researchers

-    Expected 2004 R&D budget in excess of $30 million

-    Over 190,000 square feet of sterile and non-sterile production facilities

-    200 sales and marketing professionals (pharmaceutical and development)


[aaiPHARMA LOGO]                                                   [CIMA LOGO] 3

A NEW BEGINNING...                                                     [GRAPHIC]
================================================================================

-   Market capitalization:      Approx. $900 million

-   2004 financial profile

      -   Revenues:             $405 to $415 million

      -   EPS:                  $1.25 to $1.30

-   Strong and flexible financial position

[aaiPHARMA LOGO]                                                   [CIMA LOGO] 4

COMPLEMENTARY STRENGTHS                                                [GRAPHIC]
================================================================================

aaiPharma                                                               CIMA

         Robust Product                                Market-Leading
            Pipeline                                         ODT
                                                        Technologies

         Successful Base                              Established Core
         of Acquired and                                of Partnered
         Improved Brands                                  Products
        and Technologies

      Strong R&D Knowledge,                          Proprietary Product
        Growing Sales and                               Pipeline and
     Marketing Capabilities                             Manufacturing
                                                        Capabilities

         Intelligence on                              Unlevered Capital
       Product Acquisition                                Structure
          Opportunities


[aaiPHARMA LOGO]                                                   [CIMA LOGO] 5

DYNAMIC VALUE CREATION                                                 [GRAPHIC]
================================================================================

MERGER BENEFITS


- Ability to apply CIMA orally disintegrating tablet (ODT) drug delivery technologies to aaiPharma products

- Multiple platforms create broad services offering and formulations powerhouse

-    Better exploit enabling technologies and diversify revenues

-    Preeminent capability in drug delivery technology

-    Expedites commercialization of proprietary products

-    Enhanced R&D capabilities

-    Expanded manufacturing capacity

-    Strong cash flow and balance sheet

[aaiPHARMA LOGO]                                                   [CIMA LOGO] 6

STRATEGIC ACCELERATION                                                 [GRAPHIC]
================================================================================

                        Broadens
                     R&D Capacity     Enhances                     Drives Near
Increases Growth          &           Corporate     Strategic     & Long-Term
Opportunities        Manufacturing    Profile       Synergies      Financial
                      Operations                                    Returns



[aaiPHARMA LOGO]                                                   [CIMA LOGO] 7

INCREASES GROWTH OPPORTUNITIES                                         [GRAPHIC]
================================================================================

-    Application of CIMA ODT technology to aaiPharma products

- Capture full value of CIMA proprietary product pipeline and accelerate aaiPharma pipeline

-    Acceleration of new product development through larger R&D budget

-    Enables additional brand acquisitions


[aaiPHARMA LOGO]                                                   [CIMA LOGO] 8

BROADENS R&D AND MANUFACTURING CAPABILITIES                            [GRAPHIC]
================================================================================

-    Expansion of scientific and technical bases

     -    Advances pipeline of proprietary products

          -    Dedicated science-base of 1,000+ scientists and researchers

          -    Over 175,000 square feet of R&D facilities

     -    Increases investment in R&D

          -    Positioned to develop additional proprietary products

          -    Expected 2004 R&D budget in excess of $30 million


[aaiPHARMA LOGO]                                                   [CIMA LOGO] 9

BROADENS R&D AND MANUFACTURING CAPABILITIES                            [GRAPHIC]
================================================================================

- ODT PRODUCTS ON THE MARKET

 Technologies   Patent Exclusivity          Primary Function            Partner Products
 OraSolv(R)          2010             Taste-masking, broader range        [GRAPIC]
                                      of activities and dosage levels

 DuraSolv(TM)        2018             More compactable formulation,       [GRAPHIC]
                                      more flexible, less expensive
                                      packaging

 PakSolv(TM)         2017             Blister packaging process and       [GRAPHIC]
                                      materials

[aaiPHARMA LOGO]                                                  [CIMA LOGO] 10

BROADENS R&D AND MANUFACTURING CAPABILITIES                            [GRAPHIC]
================================================================================

 TECHNOLOGIES     PATENT EXPIRY                      PRIMARY FUNCTION
-  ProSorb(R)         2019               -  Very rapid delivery of drugs orally - e.g., 18
                                            minutes

-  ProSlo(TM)         2018               -  Delivers single or combination drug predictably
                                            over a long period, having an immediate and
                                            extended release component

-  ProCore(TM)        2007               -  Slowly releases drugs over an extended period -
                                            e.g., 24 hours

-  ProSpher(TM)       2018               -  A single injection releases drugs for up to six
                                            months

-  ProLonic(TM)       2016               -  An oral dose that delivers drugs at specific
                                            times in the colon

-  ProMelt(TM)        2019               -  A tablet that dissolves and disintegrates in
                                            your mouth in seconds but allows the release to be
                                            up to 24 hours

-  OraVescent(R)      2019               -  Oral transmucosal delivery system


[aaiPHARMA LOGO]                                                  [CIMA LOGO] 11

BROADENS R&D AND MANUFACTURING CAPABILITIES                            [GRAPHIC]
================================================================================

- Technologies for Potentially Creating Branded Propriety Drugs


Darvon(R)/Darvocet(TM)      -    OraSolv(R)

Methadone                   -    OraSolv(R)

Fentanyl                    -    OraVescent(R)

Omeprazole                  -    OraSolv(R)


[aaiPHARMA LOGO]                                                  [CIMA LOGO] 12

BROADENS R&D AND MANUFACTURING CAPABILITIES                            [GRAPHIC]
================================================================================

-    Expands manufacturing capabilities and capacity

     -    Oral and injectable dose production facilities

     -    1 billion blister tablet capacity in 2004

     -    950 million bottle tablet capacity by 2004

     -    75,000 liters of sterile product annually

-    Over 190,000 square feet of sterile and non-sterile production facilities

     -    Eden Prairie, MN

     -    Brooklyn Park, MN

     -    Wilmington, NC

     -    Charleston, SC

[aaiPHARMA LOGO]                                                  [CIMA LOGO] 13

ENHANCES CORPORATE PROFILE                                             [GRAPHIC]
================================================================================

-    Increases market capitalization

-    Improves share liquidity

-    Expands shareholder base

-    Provides financial flexibility

-    Diversifies revenue stream

-    Leverages experienced management team and highly skilled workforce

     -   Employees (approx.):     1,500

         -   R&D:                 1,000

         -   Sales & Marketing:     200 (pharmaceutical and development)


[aaiPHARMA LOGO]                                                  [CIMA LOGO] 14

STRATEGIC SYNERGIES                                                    [GRAPHIC]
================================================================================

-    Estimated Annual Synergies:

     -   2004       Between $8 million and $10 million

     -   2005       Between $18 million to $20 million, increasing thereafter

-    Economies of scale in manufacturing from increased capacity utilization

-    Greater leverage of both companies' R&D expertise and infrastructure

- Elimination of public company costs and rationalization of general & administrative operations

-    Sales of CIMA technologies through aaiPharma's existing sales force


[aaiPHARMA LOGO]                                                  [CIMA LOGO] 15

DRIVES NEAR & LONG-TERM FINANCIAL RETURNS                              [GRAPHIC]
================================================================================

-    Establishing 2004 Holding Company revenue guidance of $405 to $415 million

     -    2003-2006 CAGR Revenue Growth of 18% to 20%

-    Establishing 2004 Holding Company EPS guidance $1.25 to $1.30

     -    2003-2006 CAGR EPS Growth of 25% to 30%


[aaiPHARMA LOGO]                                                  [CIMA LOGO] 16

MANAGEMENT TEAM
WITH EXTENSIVE INDUSTRY EXPERIENCE                                     [GRAPHIC]
================================================================================

======================================================================================================================
OFFICER                 TITLE                         BACKGROUND
----------------------------------------------------------------------------------------------------------------------
FREDERICK SANCILIO      Chairman                      Founded aaiPharma in 1979.
                                                      aaiPharma:  Chairman and Chief Scientific Officer
                                                      Prior Experience: Burroughs-Wellcome
----------------------------------------------------------------------------------------------------------------------
STEVEN RATOFF           Vice Chairman                 CIMA:  Chairman of the Board, Interim Chief Executive Officer.
                                                      Prior Experience: MacroMed, Brown-Forman, BMS
----------------------------------------------------------------------------------------------------------------------
PHILIP TABBINER         CEO                           aaiPharma:  President and CEO
                                                      Prior Experience: Bayer, DuPont Merck
----------------------------------------------------------------------------------------------------------------------
WILLIAM GINNA           CFO                           aaiPharma: Chief Financial Officer and Executive Vice President.
                                                      Prior Experience: London International Group, Athlone Industries
----------------------------------------------------------------------------------------------------------------------
VIJAY AGGARWAL          President,                    aaiPharma: President, aai Development Services
                        Development Services          Prior Experience: Quest Diagnostics, SmithKline Beecham
----------------------------------------------------------------------------------------------------------------------
JOHN HONTZ              President,                    CIMA:  Chief Operating Officer
                        CIMA                          Prior Experience: Glaxo Wellcome, Burroughs-Wellcome
----------------------------------------------------------------------------------------------------------------------
DAVID HURLEY            President,                    aaiPharma: President, Pharmaceuticals
                        Pharmaceuticals               Prior Experience: Geneva Pharmaceuticals, Novartis, Baxter
----------------------------------------------------------------------------------------------------------------------
GEORGE VAN LEAR         President, R&D                aaiPharma: President, R&D
                                                      Prior Experience: Senetek, Glaxo Wellcome
----------------------------------------------------------------------------------------------------------------------

[aaiPHARMA LOGO]                                                  [CIMA LOGO] 17

TRANSACTION SUMMARY                                                    [GRAPHIC]
================================================================================

- Stock-for-stock exchange, tax-free transaction (subject to IRS notification)

-    Holding company transaction structure

     - At closing, all aaiPharma and CIMA shareholders will receive shares in a newly formed public company

     -    1.000 Holding Company shares for each aaiPharma share

     -    1.3657 Holding Company shares for each CIMA share

-    Share ownership (fully diluted)

     -    aaiPharma     59.4%

     -    CIMA          40.6%

-    Approved and recommended by both aaiPharma and CIMA Boards

- At closing, there will be 8 directors of the Holding Company; 4 current aaiPharma directors and 4 current CIMA directors. Prior to the closing, aaiPharma will designate 3 of its directors who are independent and CIMA will designate 2 of its directors who are independent and these 5 independent directors shall select, after the closing, between one and three additional directors to the board of directors of Holding Company.

-    Next steps

     -    Hart-Scott-Rodino filings

     -    Special shareholder meetings for both companies--Q4 2003

     -    Closing anticipated in Q4 of 2003


[aaiPHARMA LOGO]                                                  [CIMA LOGO] 18

COMPELLING MERGER OF
COMPLEMENTARY BUSINESSES                                               [GRAPHIC]
================================================================================

- Strategic and cultural fit                                             [X]

- Diverse portfolio of brands, technologies and partnered products       [X]

- Substantial R&D and manufacturing expertise                            [X]

- Strong and flexible financial position                                 [X]

- Experienced management team                                            [X]

- Compelling synergies expected                                          [X]


[aaiPHARMA LOGO]                                                  [CIMA LOGO] 19

ADDITIONAL INFORMATION AND WHERE TO FIND IT                            [GRAPHIC]
================================================================================

- Scarlet Holding Corporation, the holding company to be formed in this transaction, intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. INVESTORS OF AAIPHARMA AND CIMA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SCARLET HOLDING CORPORATION, CIMA, AAIPHARMA AND THE PROPOSED TRANSACTION. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA, 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma's website at www.aaiPharma.com and investors and may access copies of the documents filed with the SEC by CIMA on CIMA's website at www.cimalabs.com. In addition, copies may be obtained free of charge at written request to aaiPharma at 2320 Scientific Park Drive, Wilmington, North Carolina, attention: CFO or to CIMA at 10000 Valley View Road, Eden Prairie, Minnesota 55344, attention: CFO.

- aaiPharma, CIMA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma's stockholders in connection with the proposed merger is set forth in aaiPharma's proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of CIMA's stockholders in connection with the proposed transaction is set forth in CIMA's proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003.

- Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

[aaiPHARMA LOGO]                                                  [CIMA LOGO] 20

                            SLIDE SHOW PRESENTATION
                            -----------------------



                     # # # # # # # # # # # # # # # # # # #




                              [AAIPHARMA(TM) LOGO]
                               ------------------
                       DEVELOPING CHEMISTRY INTO MEDICINE





                               Within the SCIENCE
                               lies the MEDICINE
                         that will CHANGE a life. (TM)

                                                               [AAiPHARMA LOGO]


FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed merger of aaiPharma and CIMA. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

In any forward-looking statement in which aaiPharma or CIMA expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and CIMA to obtain the stockholder and regulatory approvals required for the merger; the new company's ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or to the new company's ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies' products; a deterioration in the business of aaiPharma and Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies' programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma's and CIMA's businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and CIMA do not undertake obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

                                                                [AAIPHARMA LOGO]



THE AAIPHARMA STORY

-        Fully-aligned, science-based specialty pharmaceutical company

-        Founded by Dr. Fred Sancilio in 1979, IPO in 1996

- Innovator with a proven ability to enhance products by applying medical and scientific value

-        Growing portfolio of marketed products

         -        Strong financial performance post product acquisition

         -        Supported by a very active pipeline

- Approximately 1,300 employees worldwide, 900 of which are dedicated to science

                                                                [AAIPHARMA LOGO]


STRATEGIC FOCUS


  DRIVE REVENUE GROWTH THROUGH ACQUISITIONS AND COMMERCIALIZATION OF PIPELINE
                                    PRODUCTS

1. Therapeutic focus: pain management, critical care, and gastrointestinal diseases

2. Acquisition of established brands provides immediate presence in focus therapeutic areas

3. Broad range of research and drug development capabilities drive commercialization of pipeline

                                                                [AAIPHARMA LOGO]


SUCCESSFUL TRACK RECORD

                                 2000-2002 CAGR

                 Net Revenues:                   49%
                 Income from Operations:        422%
                 EPS(1):                        532%

                                                                [AAIPHARMA LOGO]


RECENT ACCOMPLISHMENTS


-        Acquired a unique Darvocet(TM) line extension from Athlon
         Pharmaceuticals

-        Submitted an SNDA for Brethine(R) line extension to FDA

-        Commercially launched Darvon(R) Compound 32

- Acquired exclusive rights to an injectable CII pain management methadone product from Roxane Labs

-        Commercially launched Azasan(TM) (75 mg/100 mg) and Calcitriol
         Injection vial

- Established a co-promotion alliance with SICOR for Calcitriol Injection vial

-        Submitted an NDA for M.V.I. Adult(TM) to FDA

                                                                [AAIPHARMA LOGO]


PLANNED MILESTONES 2003-2005

- Manufacture and commercially re-launch Methadone Hydrochloride Injection in 3Q 2003

-        File an SNDA on a new M.V.I.(R) line extension in 2003

-        File a second Darvon(R)/Darvocet-N(R) line extension in 2003 (CBE-30)

-        File two Darvon(R)/Darvocet-N(R) line extensions in each of 2004 and
         2005

                            PHARMACEUTICAL PRODUCTS



                                    [PHOTO]

                                                                [AAIPHARMA LOGO]


THERAPEUTIC FOCUS AREAS


-       Current Focus:

        -        Pain Management

        -        Critical Care



-       Pipeline Opportunities:

        -        Gastrointestinal Diseases

                                                                [AAIPHARMA LOGO]


FOCUS: PAIN MANAGEMENT

-        Estimated Market Size: $16.9 Billion

-        "Share of Voice"

-        aaiPharma Portfolio of Brands:

        -        Darvon(R) and Darvocet-N(R) Family

        -        ProSorb-D(TM)

        -        Methadone Hydrochloride Injection

        -        Evaluating Novel CII & CIII Products

WHO Pain Ladder                                                [AAIPHARMA LOGO]


WORLD HEALTH ORGANIZATION PAIN LADDER (1,2)


STEP 3: STRONG OPIOIDS +
MILD OPIOIDS +
NON-OPIOIDS + ADJUNCTS

CII NARCOTICS
Methadone
Morphine
Oxycodone

CIII NARCOTICS
Codeine
Hydrocodone
(combination products)


STEP 2:
MILD OPIOIDS +
NON-OPIOIDS +
ADJUNCTS

CIV NARCOTICS
Darvon(R)
Darvocet-N(R)


STEP 1:
NON-OPIOIDS +
ADJUNCTS

NASAIDS
Diclofenac
Naproxen
COX-2

OTC DRUGS
Aspirin
Acetaminophen


References:

1        World Health Organization. Cancer Pain Relief. 2nd ed. Geneva: 1996:
         18-19.

2 Krames E. Using a pain treatment continuum: A logical and cost-effective approach. In: Raj PP, ed. Practical Management of Pain. 3rd ed. St. Louis, MO: Mosby, Inc; 2000:442.

U.S. Pain Market Sales                                         [AAIPHARMA LOGO]


                            TOTAL MARKET = $16.9 B

                                  [BAR GRAPH]

                          2002 TRX RETAIL DOL. (000)


Source: Verispan Source Prescription Audit (SPA)

Sales Growth by Class                                          [AAIPHARMA LOGO]


                                Total Rx $(000)

                                  [BAR GRAPH]


Source: Verispan Source Prescription Audit (SPA)

Propoxyphene Uses 2002                                         [AAIPHARMA LOGO]


                                  [PIE CHART]

All Others 34%
Back Pain 16%
Arthritis, including Osteoarthritis and Rheumatoid Arthritis 7%
Sprains 9%
Headache, including Migraine 3%
Joint Pain 4%
Fractures 10%
Pain in Limbs/Myalgia 6%
Post-Surgical Pain 5%
Injuries, Contusions, Wounds, Abrasions & Burns 6%


Source: Verispan Physician Drug & Diagnosis Audit (PDDA)

Product Stabilization: Darvon(R)/Darvocet-N(R)                 [AAIPHARMA LOGO]


                                  [BAR GRAPH]


Product                        March '02     June '02      Sept. '02     Dec. '02     March '03

Darvocet-N 100                17,328,820    16,309,720    15,251,556   14,090,848    13,358,320
Darvon                           925,300       826,800     1,450,800    2,902,300     5,110,400
Darvon-N                       2,068,200     2,154,600     2,115,600    2,199,900     2,291,800
Darvon Compound                  648,700       617,500       807,700    1,929,700     1,908,100
Darvocet-N 50                  1,089,800     1,008,000       935,600      846,000       810,000
Darvon/Darvocet Total         22,060,820    20,916,620    20,561,256   21,968,748    23,478,620


Source: IMS - NSP Data

Product Stabilization: Darvon(R)/Darvocet-N(R)                 [AAIPHARMA LOGO]


                           TRx Extended Units (000s)

                                  [BAR GRAPH]


Source: IMS - NPA Data

Pain Management Pipeline                                       [AAIPHARMA LOGO]


                                  PRE-CLINICAL      PHASE I     PHASE II       PHASE III        PRE-FILING        SUBMITTED TO FDA

UNIQUE DARVOCET(TM) L.E.        --------------------------------------------------------------------------------------------

DARVON(R) L.E. #2               ----------------------------------------------------------------------

PROSORB-D(TM)                   ----------------------------------------------------

DARVON(R)/DARVOCET(TM) L.E. #3  ---------------------------------

DARVON(R)/DARVOCET(TM) L.E. #4  ---------------------------------   NR            NR

DARVON(R)/DARVOCET(TM) L.E. #5  ---------------------------------   NR            NR

DARVON(R)/DARVOCET(TM) L.E. #6  ---------

Focus: Critical Care                                           [AAIPHARMA LOGO]


                                    [PHOTO]

-        aaiPharma Portfolio of Brands:

         -        M.V.I.(R)/Aquasol(R) Family of Products

         -        Brethine(R)

         -        Azasan(TM)(50 mg/75 mg/100 mg)

         -        Calcitriol Injection

M.V.I(R)/Aquasol(R) Family of Products                         [AAIPHARMA LOGO]


-        Acquired from AstraZeneca in 2001

- M.V.I.-12(R) and M.V.I.-Pediatric(R) are multivitamin market leaders for patients who require intravenous feeding in which replenishments of nutrients is critical

- Aquasol A(R) parenteral is an injectable vitamin A formula effective for the treatment of vitamin A deficiency

- Aquasol E(R) Drops are administered for the treatment of infants, children and adults with a vitamin E deficiency

-        Submitted NDA for M.V.I. Adult(TM) to FDA

-        Anticipated 2003 SNDA filing for a M.V.I.(R) line extension

Brethine(R): Life Cycle Management                             [AAIPHARMA LOGO]


-        Acquired from Novartis Pharmaceuticals in 2001

- Indicated for the prevention and reversal of bronchospasm associated with bronchitis and emphysema

-        2002 revenues of $33 million up from $16 million in 2001

-        Submitted SNDA for:

         -        Amp-to-vial

         -        New API supplier

-        Pursuit of on-label usage for tocolysis

                                                                [AAIPHARMA LOGO]



AZASAN(TM): AZATHIOPRINE

-        2002 azathioprine market totaled $55 million and continues to grow

- Indications: Prevention of rejection in kidney transplants and rheumatoid arthritis

-        Most comprehensive, marketed product offering
         - 50 mg/75 mg/100 mg

-        66% of all uses are greater than 100 mg per day

-        More flexible dosing options can equate to enhanced patient compliance

                                                                [AAIPHARMA LOGO]



CALCITRIOL: MARKET ASSESSMENT

- Liquid, injectable vitamin D product routinely used to treat kidney dialysis patients with low levels of calcium

-        First line extension to aaiPharma's critical care nutrition products

- 180-days of shared market exclusivity beginning with our launch in late March 2003

-        Co-promotion agreement with SICOR

                                                                [AAIPHARMA LOGO]



CRITICAL CARE PIPELINE


                                PRE-CLINICAL     PHASE I     PHASE II     PHASE III     PRE-FILING     SUBMITTED TO FDA




BRETHINE(R) L.E. #1



M.V.I. ADULT(TM)


M.V.I.(R) L.E.




                                                                [AAIPHARMA LOGO]



GASTROINTESTINAL (GI) PIPELINE


                                PRE-CLINICAL     PHASE I     PHASE II     PHASE III     PRE-FILING     SUBMITTED TO FDA

ECABET (TAL JV)

MESALAMINE (PROLONIC(TM))

6-OMEPRAZOLE (PROMELT(R))



                                                                [AAIPHARMA LOGO]



SALES AND MARKETING HIGHLIGHTS

-        Internalized specialized sales team in 2002

-        Building an experienced sales team

         -       Average professional experience of seven years

         -        Certification in pain management expertise

-        Sales team was 80-strong on March 31, 2003

         - Targeting 150 and 250 professionals by year-end 2003 and 2004, respectively

- Focus on the highest decile of prescribers of key pain management and critical care products

                                    [PHOTO]



RESEARCH & DEVELOPMENT

                                                                [AAIPHARMA LOGO]



RESEARCH & DEVELOPMENT


-        Uniquely positioned R&D platform consisting of:

         -        Intellectual property

         -        Proprietary drug delivery technologies

         -        Near term pipeline of branded line extensions

         -        Longer term drug development programs

-        Annual R&D spend of 8-10% of revenues

- Drug development JV with Tanabe provides access to drug discovery and novel chemical entities

                                                                [AAIPHARMA LOGO]



PROPRIETARY DRUG DELIVERY PLATFORMS

PROSORB(R)      Very rapid delivery of drugs orally - e.g., 18 minutes

PROSLO(TM)      Delivers single or combination drug predictably over a long time period, having an immediate and extended release component

PROCORE(TM)     Slowly releases drugs over an extended period - e.g., 24 hours

PROSPHER(TM)    A single injection releases drugs for up to six months

PROLONIC(TM)    An oral dose that delivers drugs at specific times in the colon

PROMELT(TM)     A tablet that disappears in your mouth in second but allows the release to be up to 24 hours

                              DEVELOPMENT SERVICES

[PHOTO]

                                                               [AAIPHARMA LOGO]



LEVERAGING CAPABILITIES


                        PRODUCTS
                        ROYALTIES AND FEES
                        SERVICES

AAI Development Services: A Skilled Development Team           [AAIPHARMA LOGO]


                        Over 1000 global professionals


                                    [PHOTO]


                                SCIENTISTS  600+
                                M.D./PH.D.   95
                                MS/MA/MBA   160+

Comprehensive Product Development Platform                     [AAIPHARMA LOGO]


FORMULATIONS DEVELOPMENT            Development of oral solid, liquid and
                                    parenteral dosage forms employing
                                    proprietary and non-proprietary techniques

CLINICAL MANUFACTURING              Manufacturing and distribution of blinded
                                    clinical trial supplies. Small to medium sized manufacturing of solid, liquid and parenteral dosage forms

ANALYTICAL SERVICES                 Method development and validation, drug
                                    product and ingredient testing,
                                    microbiological support, stability storage
                                    & studies, technical support and problem solving

BIOPHARMACEUTICAL SERVICES          BA/BE clinical services, bioanalytical
                                    testing and biotechnology analysis and
                                    synthesis

STATISTICAL SERVICES                Full range of data compilation and data
                                    management, including bio-statistical and pharmacokinetic analysis

PHASE I - IV CLINICAL SERVICES      Full range of Phase I-IV clinical services
                                    to customers in the pharmaceutical,
                                    biotechnology and medical device industries

REGULATORY AND CONSULTING SERVICES  Consulting services with respect to regulatory affairs, quality compliance and physical and process validations

Aligned with Strategy                                          [AAIPHARMA LOGO]


-        Develop and enhance product knowledge

-        Apply expertise to internal pipeline

-        Foster business to business relationships

-        Facilitate product acquisitions

-        Contribution to EPS

                                    [PHOTO]

FINANCIAL HIGHLIGHTS

Evolving Revenue Mix                                           [AAIPHARMA LOGO]


FISCAL 2002                     FISCAL 2001                     FISCAL 2002
[PIE CHART]                     [PIE CHART]                     [PIE CHART]

Net Revenues                                                   [AAIPHARMA LOGO]


                               Net Revenues ($M)

                                    [CHART]

Total Earnings Per Share                                       [AAIPHARMA LOGO]


                            Earnings Per Share ($)

                                    [CHART]

Income From Operations                                         [AAIPHARMA LOGO]


                          Income From Operations ($M)

                                    [CHART]

Balance Sheet Highlights                                       [AAIPHARMA LOGO]


                                     6/30/02       9/30/02      12/31/02       3/31/03       6/30/03

(Dollars in millions)
CASH                                 $  4.2        $  9.0        $  6.5        $ 10.7        $  8.1
DEBT:
    Subordinated Notes               $173.9        $173.9        $174.0        $174.0        $174.0
    Term Loan                          92.0          88.0          50.0          48.0          46.0
    Revolving Credit Facility          39.0          22.0          47.5          41.0          34.5
                                     ------        ------        ------        ------        ------
                                     $304.9        $283.9        $271.5        $263.0        $254.5
                                     ------        ------        ------        ------        ------
TOTAL DEBT TO EBITDA                    4.0                                                     3.2

Sustainable Competitive Advantage                              [AAIPHARMA LOGO]


-        Science-based, therapeutically focused discipline

         -        Efficient product selection, innovation and improvement

-        23 year history of developing pharmaceutical products

-        Management's expertise in running diverse pharmaceutical businesses

- Product portfolio is broadening with new indications, line extensions and drug delivery technologies

- Alignment of the financial and business strategies to maximize shareholder value

Additional Information and Where To Find It                    [AAIPHARMA LOGO]


- Scarlet Holding Corporation, the holding company to be formed in this transaction, intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. INVESTORS OF AAIPHARMA AND CIMA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SCARLET HOLDING CORPORATION, CIMA, AAIPHARMA AND THE PROPOSED TRANSACTION. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA, 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma's website at www.aaiPharma.com and investors and may access copies of the documents filed with the SEC by CIMA on CIMA's website at www.cimalabs.com. In addition, copies may be obtained free of charge at written request to aaiPharma at 2320 Scientific Park Drive, Wilmington, North Carolina, attention: CFO or to CIMA at 10000 Valley View Road, Eden Prairie, Minnesota 55344, attention: CFO.

- aaiPharma, CIMA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma's stockholders in connection with the proposed merger is set forth in aaiPharma's proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of CIMA's stockholders in connection with the proposed transaction is set forth in CIMA's proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003.

- Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

                                                                [AIIPHARMA LOGO]



                      Within the SCIENCE
                                 Lies the MEDICINE
                      that will CHANGE a Life.(TM)